MANAGEMENT LLC

Management Assessment
Management of the Company is responsible for assessing compliance with applicable servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission relating to the servicing of criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB for commercial mortgage-backed security transactions (the Platform), except for servicing criteria l(iii), 2(iii)-(iv), 2(vi), 3(ii)-(iv), 4(i), 4(iii), 4(vi), 4(ix), and 4(xv), which the Company has determined are not applicable to the activities it performs with respect to the Platform, as of and for the year ended December 31, 2006 and the periods specified on Appendix A. With respect to servicing criteria 1122(d)(4)(ii), management has engaged a vendor to perform the activities required by this servicing criteria. The Company's management has determined that this vendor is not considered a "servicer" as defined in Item 1101(j) of Regulation AB, and the Company's management has elected to take responsibility for assessing compliance with the servicing criteria applicable to each vendor as permitted by Interpretation 17.06 of the SEC Division of Corporation Finance Manual of Publicly Available Telephone Interpretations ("Interpretation 17.06"). As permitted by Interpretation 17.06. management has asserted that it has policies and procedures in place designed to provide reasonable assurance that the vendors' activities comply in all material respects with the servicing criteria applicable to each vendor. The Company's management is solely responsible for determining that it meets the SEC requirements to apply Interpretation 17.06 for the vendors and related criteria. Appendix A identifies the individual asset-backed transactions and securities defined by management as constituting the Platform.

The Company's management has assessed the effectiveness of the Company's compliance with the applicable servicing criteria as of and for the seven month period ended December 31, 2006. In making this assessment, management used the criteria set forth by the Securities and Exchange Commission in paragraph (d) of Item 1122 of Regulation AB.

Based on such assessment, management believes that, as of and for the seven month period ended December 31, 2006, the Company has complied in all material respects with the servicing criteria set forth in Item 1122(d) of Regulation AB of the Securities and Exchange Commission relating to the servicing of the Platform with the following exceptions:

The monthly reconciliations of escrow and principal and interest for one of the seven months of the service period were not prepared within the 25 calendar days as specified in the service agreement.

KPMG LLP, a registered public accounting firm, has issued an attestation report with respect to management's assessment of compliance with the applicable servicing criteria as of and for the seven month period ended December 31, 2006.

/s/ Joanne Denver
Joanne Denver
Managing Director

March 27, 2007

1500 Main Street •  Springfield, MA 01115 •  Tel+1.413.226.1000 • Toll Free+1.888.428.8809  • www.babsoncapital.com

Appendix A

Commercial Mortgage Pass-Through Certificates Series 2006-IQ11
for the period June 1, 2006 to December 31, 2006

Commercial Mortgage Pass-Through Certificates Series 2006-1Q12
for the period December 1, 2006 to December 31, 2006